===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                 --------------

                                   FORM 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

FOR THE FISCAL YEAR ENDED DECEMBER  31, 1998    COMMISSION FILE NUMBER 1-11802


                                        OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM -------------------- TO --------------------

                               (Logo ommitted)

                            WORLD COLOR PRESS, INC.
                                 401 (K) PLAN

                             WORLD COLOR PRESS, INC.
                          THE MILL, 340 PEMBERWICK ROAD
                          GREENWICH, CONNECTICUT 06831
                    (Address of principal executive offices)

                                  203-532-4200
              (Registrant's telephone number, including area code)


================================================================================


WORLD COLOR PRESS, INC. 401(K) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                     PAGE
INDEPENDENT AUDITORS' REPORT                                           1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
 AND FOR THE YEARS THEN ENDED:

 Statements of Net Assets Available for Benefits                       2

 Statements of Changes in Net Assets Available for Benefits with
  Supplemental Information by Fund                                   3-4

 Notes to Financial Statements                                       5-9

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1998 AND
 FOR THE YEAR THEN ENDED:

 Item 27(a) - Schedule of Assets Held for Investment Purposes         10

 Item 27(d) - Schedule of Reportable Transactions                     11

SIGNATURES                                                            12

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the
World Color Press, Inc. 401 (k) Plan

We have audited the accompanying statements of net assets available for benefits of the World Color Press, Inc. 401 (k) Plan (the "Plan") as of December 31,
1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assesing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
New York, New York
June 11, 1999


WORLD COLOR PRESS, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                     1998              1997
INVESTMENTS:
 Investment in Putnam Investments:
  Fidelity Contrafund                          $  27,170,983      $          -
  Neuberger & Berman Genesis Trust                14,095,193                 -
  The George Putnam Fund of Boston                16,916,390                 -
  The Putnam Fund for Growth and Income           44,784,410                 -
  Putnam Income Fund                               3,185,938                 -
  Stable Value Fund                               49,454,129                 -
  Mutual Benefit GIC Fund                          5,377,718                 -
  Putnam S&P 500 Index Fund                       14,207,197                 -
  Putnam International Growth Fund                 4,397,239                 -
  World Color Press, Inc. Stock Fund                 874,415                 -

 Investment in Connecticut General Life
  Insurance Company
   General Account (at contract value):
   CIGNA Guaranteed Long-term Fund                       -             6,512,255

 Investment in Connecticut General Life
  Insurance Company
   Pooled Separate Accounts (at fair value):
   Fidelity Puritan Fund                                 -               979,552
   Fidelity Growth & Income Portfolio Fund               -             3,405,162
   Fidelity Advisor Growth Opportunities Fund            -             2,002,003
   Twentieth Century Ultra Investors Fund                -             2,193,244

CASH TRANSACTION ACCOUNT                                 568              42,952

PARTICIPANT LOANS                                  8,803,071             963,620
                                               -------------       -------------

      Total investments                          189,267,251          16,098,788

EMPLOYEE CONTRIBUTIONS RECEIVABLE                        -               125,503

LOAN INTEREST RECEIVABLE                                 -                 1,248
                                               -------------       -------------

NET ASSETS AVAILABLE FOR BENEFITS              $ 189,267,251       $  16,225,539
                                               =============       =============

See notes to financial statements.
                                    -2-


WORLD COLOR PRESS, INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL
INFORMATION BY FUND
YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                               CIGNA FUNDS
                             --------------------------------------------------
                                                                     FIDELITY
                                       CIGNA                         GROWTH &
                                     GUARANTEED       FIDELITY        INCOME
                                     LONG-TERM        PURITAN        PORTFOLIO
                                       FUND            FUND            FUND
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AS OF
 DECEMBER 31, 1997                 $  6,544,472    $    992,634    $  3,440,744
                                   ------------    ------------    ------------
NET ADDITIONS (DEDUCTIONS):
 Investment income                      175,225             -               -
 Employer contributions                     -               -               -
 Employee contributions                 498,115         250,850         645,970
 Net appreciation (depreciation)
  in fair value of investments              -            83,740         367,650
 Net loans                               17,514           2,111           6,264
 Benefit payments                      (261,343)        (27,949)        (88,255)
 Forfeitures                                -               -               -
 Interfund transfers - net              310,249         (48,742)       (128,742)
 Distributions from pending account      12,811           3,735          10,222
 Adjustments/other                          588              22            (455)
 Administrative charge                   (1,821)           (167)           (521)
 Transfers out to successor trustee  (7,295,810)     (1,256,234)     (4,252,877)
 Transfers in from former trustee           -               -               -
 Transfers in from merged plans             -               -               -
                                   ------------    ------------    ------------
NET ADDITIONS (DEDUCTIONS)           (6,544,472)       (992,634)     (3,440,744)
                                   ------------    ------------    ------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AS OF
 DECEMBER 31, 1998                 $        -      $        -      $        -
                                   ============    ============    ============












                                               CIGNA FUNDS
                             --------------------------------------------------
                                     FIDELITY         TWENTIETH
                                     ADVISOR          CENTURY
                                      GROWTH           ULTRA           CASH
                                   OPPORTUNITIES      INVESTORS     TRANSACTION
                                       FUND            FUND           ACCOUNT
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AS OF
 DECEMBER 31, 1997                 $  2,024,554    $  2,216,563    $     42,952
                                   ------------    ------------    ------------
NET ADDITIONS (DEDUCTIONS):
 Investment income                          -               -               -
 Employer contributions                     -               -               -
 Employee contributions                 580,592         582,841             -
 Net appreciation (depreciation)
  in fair value of investments          138,552         309,330             -
 Net loans                                4,342           5,553             -
 Benefit payments                       (65,004)       (158,567)            -
 Forfeitures                                -               -               -
 Interfund transfers - net             (147,823)       (126,116)            -
 Distributions from pending account       7,081           9,103         (42,952)
 Adjustments/other                          225              50             -
 Administrative charge                     (384)           (436)            -
 Transfers out to successor trustee  (2,542,135)     (2,838,321)            -
 Transfers in from former trustee           -               -               -
 Transfers in from merged plans             -               -               -
                                   ------------    ------------    ------------
NET ADDITIONS (DEDUCTIONS)           (2,024,554)     (2,216,563)        (42,952)
                                   ------------    ------------    ------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AS OF
 DECEMBER 31, 1998                 $        -      $        -      $        -
                                   ============    ============    ============






















                                               PUTNAM FUNDS
                             --------------------------------------------------

                                                    NEUBERGER &
                                                      BERMAN           CASH
                                     FIDELITY         GENESIS      TRANSACTION
                                    CONTRAFUND         TRUST          ACCOUNT
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AS OF
 DECEMBER 31, 1997                 $        -      $        -      $        -
                                   ------------    ------------    ------------
NET ADDITIONS (DEDUCTIONS):
 Investment income                    1,972,305         220,060             -
 Employer contributions                 142,634         185,344             -
 Employee contributions               1,503,567       1,106,926             -
 Net appreciation (depreciation)
  in fair value of investments        2,266,975        (988,734)            -
 Net loans                               21,951          81,557             -
 Benefit payments                      (806,816)       (245,850)            -
 Forfeitures                             (6,175)         (5,124)            -
 Interfund transfers - net            1,049,024        (899,060)            568
 Distributions from pending account         -               -               -
 Adjustments/other                          365           3,582             -
 Administrative charge                      -               -               -
 Transfers out to successor trustee         -               -               -
 Transfers in from former trustee     2,838,321             -               -
 Transfers in from merged plans      18,188,832      14,636,492             -
                                   ------------    ------------    ------------
NET ADDITIONS (DEDUCTIONS)           27,170,983      14,095,193             568
                                   ------------    ------------    ------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AS OF
 DECEMBER 31, 1998                 $ 27,170,983    $ 14,095,193   $         568
                                   ============    ============   =============























                                               PUTNAM FUNDS
                             --------------------------------------------------
                                       THE              THE
                                      GEORGE           PUTNAM
                                      PUTNAM          FUND FOR         PUTNAM
                                      FUND OF        GROWTH AND        INCOME
                                      BOSTON           INCOME           FUND
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AS OF
 DECEMBER 31, 1997                 $        -      $        -      $        -
                                   ------------    ------------    ------------
NET ADDITIONS (DEDUCTIONS):
 Investment income                    1,353,293       3,690,476          96,612
 Employer contributions                  94,159         251,834          29,909
 Employee contributions                 769,560       2,546,581         156,511
 Net appreciation (depreciation)
  in fair value of investments         (573,197)     (1,135,297)        (86,890)
 Net loans                              (51,806)        (50,072)           (353)
 Benefit payments                      (684,468)     (1,634,218)       (234,995)
 Forfeitures                             (3,602)         (4,544)         (1,924)
 Interfund transfers - net             (846,779)     (2,462,879)        414,063
 Distributions from pending account         -               -               -
 Adjustments/other                         (178)            789             475
 Administrative charge                      -               -               -
 Transfers out to successor trustee         -               -               -
 Transfers in from former trustee     1,256,234       6,795,012             -
 Transfers in from merged plans      15,603,174      36,786,728       2,812,530
                                   ------------    ------------    ------------
NET ADDITIONS (DEDUCTIONS)           16,916,390      44,784,410       3,185,938
                                   ------------    ------------    ------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AS OF
 DECEMBER 31, 1998                 $ 16,916,390    $ 44,784,410   $   3,185,938
                                   ============    ============   =============

























                                               PUTNAM FUNDS
                             --------------------------------------------------

                                                      MUTUAL           PUTNAM
                                      STABLE          BENEFIT          S&P 500
                                      VALUE            GIC             INDEX
                                      FUND            FUND             FUND
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AS OF
 DECEMBER 31, 1997                 $        -      $        -      $        -
                                   ------------    ------------    ------------
NET ADDITIONS (DEDUCTIONS):
 Investment income                    1,659,346         157,244              58
 Employer contributions                 327,979             -            44,060
 Employee contributions               2,514,495             -           467,713
 Net appreciation (depreciation)
  in fair value of investments              -               -         1,618,780
 Net loans                             (302,127)            -           (97,175)
 Benefit payments                    (2,459,143)       (102,404)       (225,408)
 Forfeitures                             (3,276)            -            (2,119)
 Interfund transfers - net              268,594          (2,672)      1,589,129
 Distributions from pending account         -               -               -
 Adjustments/other                       (1,624)         (8,530)            745
 Administrative charge                      -               -               -
 Transfers out to successor trustee         -               -               -
 Transfers in from former trustee     7,295,810             -               -
 Transfers in from merged plans      40,154,075       5,334,080      10,811,414
                                   ------------    ------------    ------------
NET ADDITIONS (DEDUCTIONS)           49,454,129       5,377,718      14,207,197
                                   ------------    ------------    ------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AS OF
 DECEMBER 31, 1998                 $ 49,454,129    $  5,377,718   $  14,207,197
                                   ============    ============   =============























                                       PUTNAM FUNDS
                             ----------------------------------

                                      PUTNAM          WORLD
                                   INTERNATIONAL      COLOR
                                      GROWTH        PRESS, INC.     PARTICIPANT
                                      FUND          STOCK  FUND       LOANS
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AS OF
 DECEMBER 31, 1997                 $        -      $        -      $    963,620
                                   ------------    ------------    ------------
NET ADDITIONS (DEDUCTIONS):
 Investment income                      134,869             -               -
 Employer contributions                  54,459           3,885             -
 Employee contributions                 293,069          79,511             -
 Net appreciation (depreciation)
  in fair value of investments         (177,168)         62,284             -
 Net loans                               29,384           4,539         728,718
 Benefit payments                      (368,186)           (136)       (197,208)
 Forfeitures                             (4,666)            -               -
 Interfund transfers - net              165,626         724,386         141,174
 Distributions from pending account         -               -               -
 Adjustments/other                        1,056             (54)         (1,040)
 Administrative charge                      -               -               -
 Transfers out to successor trustee         -               -        (1,081,863)
 Transfers in from former trustee           -               -         1,081,863
 Transfers in from merged plans       4,268,796             -         7,167,807
                                   ------------    ------------    ------------
NET ADDITIONS (DEDUCTIONS)            4,397,239         874,415       7,839,451
                                   ------------    ------------    ------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AS OF
 DECEMBER 31, 1998                 $  4,397,239    $    874,415   $   8,803,071
                                   ============    ============   =============






















                                      TOTAL
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AS OF
 DECEMBER 31, 1997                 $ 16,225,539
                                   ------------
NET ADDITIONS (DEDUCTIONS):
 Investment income                    9,459,488
 Employer contributions               1,134,263
 Employee contributions              11,996,301
 Net appreciation (depreciation)
  in fair value of investments        1,886,025
 Net loans                              400,400
 Benefit payments                    (7,559,950)
 Forfeitures                            (31,430)
 Interfund transfers - net                  -
 Distributions from pending account         -
 Adjustments/other                       (3,984)
 Administrative charge                   (3,329)
 Transfers out to successor trustee (19,267,240)
 Transfers in from former trustee    19,267,240
 Transfers in from merged plans     155,763,928
                                   ------------
NET ADDITIONS (DEDUCTIONS)          173,041,712
                                   ------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AS OF
 DECEMBER 31, 1998                 $189,267,251
                                   ============

See notes to financial statements.
                                    -3-


WORLD COLOR PRESS, INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL
INFORMATION BY FUND
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                     CIGNA                          FIDELITY
                                  GUARANTEED          FIDELITY      GROWTH &
                                   LONG-TERM          PURITAN       INCOME
                                     FUND              FUND         PORTFOLIO
                                                                      FUND
NET ASSETS AVAILABLE FOR
 BENEFITS, DECEMBER 31, 1996     $ 6,303,480        $   461,636     $ 1,594,005
                                 -----------        -----------     -----------

NET ADDITIONS (DEDUCTIONS):
 Investment income - interest        363,067                -               -
 Interest income on participant
  loans                               33,573              2,701           9,674
 Employee contributions            1,375,950            350,020         969,235
 Benefit payments                   (464,810)           (23,891)        (78,795)
 Net unrealized and realized
  appreciation in fair market
  value of investments                   -              140,430         610,960
 Administrative charge                (7,664)              (461)         (1,215)
 Undistributed contributions             -                  -               -
 Participant notes receivable
  terminated due to withdrawal
  of participant                         -                  -               -
 Interfund transfers - net        (1,027,814)            62,078         327,244
 Adjustments                         (31,310)               121           9,636
                                 -----------        -----------     -----------

NET ADDITIONS                        240,992            530,998       1,846,739
                                 -----------        -----------      ----------

NET ASSETS AVAILABLE FOR
 BENEFITS, DECEMBER 31, 1997     $ 6,544,472        $   992,634     $ 3,440,744
                                 ===========        ===========     ===========












                                   FIDELITY          TWENTIETH
                                    ADVISOR           CENTURY
                                    GROWTH             ULTRA            CASH
                                 OPPORTUNITIES       INVESTORS       TRANSACTION
                                     FUND              FUND            ACCOUNT
NET ASSETS AVAILABLE FOR
 BENEFITS, DECEMBER 31, 1996     $   963,326        $ 1,138,758     $   30,155
                                 -----------        -----------     ----------
NET ADDITIONS (DEDUCTIONS):
 Investment income - interest            -                  -              -
 Interest income on participant
  loans                                5,627              7,357            -
 Employee contributions              678,678            693,324            -
 Benefit payments                    (43,515)          (111,291)           -
 Net unrealized and realized
  appreciation in fair market
  value of investments               359,689            285,929            -
 Administrative charge                  (835)              (763)           -
 Undistributed contributions             -                  -           12,797
 Participant notes receivable
  terminated due to withdrawal
  of participant                         -                  -              -
 Interfund transfers - net            44,954            194,901            -
 Adjustments                          16,630              8,348            -
                                 -----------        -----------    -----------

NET ADDITIONS                      1,061,228          1,077,805         12,797
                                 -----------        -----------    -----------

NET ASSETS AVAILABLE FOR
 BENEFITS, DECEMBER 31, 1997     $ 2,024,554        $ 2,216,563    $    42,952
                                 ===========        ===========    ===========




























                                 PARTICIPANT
                                    LOANS              TOTAL
NET ASSETS AVAILABLE FOR
 BENEFITS, DECEMBER 31, 1996     $   605,396        $11,096,756
                                 -----------        -----------
NET ADDITIONS (DEDUCTIONS):
 Investment income - interest            -              363,067
 Interest income on participant
  loans                                  -               58,932
 Employee contributions                  -            4,067,207
 Benefit payments                        -             (722,302)
 Net unrealized and realized
  appreciation in fair market
  value of investments                   -            1,397,008
 Administrative charge                   -              (10,938)
 Undistributed contributions             -               12,797
 Participant notes receivable
  terminated due to withdrawal
  of participant                     (41,259)           (41,259)
 Interfund transfers - net           398,637                -
 Adjustments                             846              4,271
                                 -----------        -----------

NET ADDITIONS                        358,224          5,128,783
                                 -----------        -----------

NET ASSETS AVAILABLE FOR
 BENEFITS, DECEMBER 31, 1997     $   963,620        $16,225,539
                                 ===========        ===========

                                    -4-

WORLD COLOR PRESS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------



1. DESCRIPTION OF PLAN

   The following is a general description of the World Color Press, Inc. 401(k) Plan (the "Plan"). Employees should refer to the Plan document for a more complete description of the Plan's provisions.

   GENERAL - The Plan is a defined contribution plan that was established on July 1, 1991, by World Color Press, Inc. (the "Company"). Non-unionized employees become eligible to participate upon attaining the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   The Company is the administrator of the Plan; Putnam Investments is the trustee and custodian of the Plan's investments.

   PLAN MERGERS - On June 30, 1998, the Alden Press Profit Sharing Plan, Midwest Litho Arts 401(k) and Profit Sharing Plan, Northeast Graphics, Inc. Savings and Security Plan, Ringier America Employee Savings Plan, The Shea Communications Company Thrift Investment Plan, and World Color Press Book Services Division 401(k) Plan merged into the World Color Press, Inc. 401(k) Plan.

   On August 31, 1998, George Rice & Sons 401(k) Retirement Savings Plan, Johnson & Hardin Company 401(k) Retirement Savings Plan and Trust, The Lanman Companies, Inc. Retirement Savings Plan, and The Wessel Company, Inc. Employees Profit Sharing 401(k) Plan and Trust merged into the World Color Press, Inc. 401(k) Plan.

   All active participants in those plans automatically became participants of the World Color Press, Inc. 401(k) Plan on the appropriate merger date. Participants should refer to the Plan document for more complete information.

   CONTRIBUTIONS - Each year, participants may contribute up to 15% of pretax annual compensation, subject to certain limitations as defined in the Plan. The Company makes a matching contribution based on the relative percentages that were available to the participants of the merged plans.

   PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and the Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

   VESTING - Participants or beneficiaries, at all times, have a 100% vested and non-forfeitable interest in their contributions and actual earnings thereon. Participants are vested in Company contributions in the five-year graded schedule unless the vesting schedule of the merged plan was better, in which case those participants are grandfathered in the merged plan's vesting schedule. The five-year graded vesting schedule is as follows:


            Years of                       Percentage
            Service                          Vested
               1                               20%
               2                               40%
               3                               60%
               4                               80%
               5                              100%

   FORFEITURES - Upon termination of service of the participant prior to vestiture, the non-vested portion of the Company's contribution is forfeited and used to pay plan expenses.

   INVESTMENT ELECTIONS - Participants may direct the investment of all contributions made to their account balance in any combination of the investment options available, in increments of 1%. The investment options available to participants as of December 31, 1998 consist of the following:

      FIDELITY CONTRAFUND - Funds are invested primarily in equity securities of companies where value is not fully recognized by the public.

      NEUBERGER & BERMAN GENESIS TRUST - Funds are invested primarily in stocks of companies with small market capitalizations (up to $1.5 billion at the time of the portfolio's investment).

      THE GEORGE PUTNAM FUND OF BOSTON - Funds are invested in a diversified portfolio of stocks and bonds which will produce both capital growth and current income.

      THE PUTNAM FUND FOR GROWTH AND INCOME - Funds are invested in common stocks that offer capital growth and current income.

      PUTNAM INCOME FUND - Funds are invested in fixed income securities such as bonds, other debt securities, and, to a lesser degree, preferred stocks in order to provide as high a level of income as is consistent with a prudent level of risk. The fund's investments are generally long- or intermediate-term (maturities of more than three years).

      STABLE VALUE FUND - Funds are invested in a diversified portfolio of high-quality investment contracts in order to preserve principal and achieve high current income.

      PUTNAM S&P 500 INDEX FUND - Funds are invested in stocks that compose the Standard & Poor's 500 Composite Stock Price Index either directly or through collective investment trusts.

      PUTNAM INTERNATIONAL GROWTH FUND - Funds are invested in equity securities of domestic and foreign companies for capital appreciation. At least 65% of the fund's total assets are invested in at least three countries other than the United States.

      WORLD COLOR PRESS, INC. STOCK FUND - Funds are invested solely in World Color Press, Inc. common stock.

   Participants may change both their contribution percentage and investment options each payroll cycle.

   PARTICIPANT LOANS - Participants may borrow up to the lesser of $50,000 or 50% of their account balance, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Company. Loan transactions are treated as a transfer between the investment fund and the loan fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   ACCOUNTING BASIS - The Plan's financial statements are prepared on the accrual basis of accounting.

   INVESTMENT VALUATION - Investments of the Plan are carried at fair value, which is market value for all investment accounts, with the exception of the Mutual Benefit GIC Fund which is carried at contract value. Participant loans are valued at cost which approximates fair value.

   CONTRIBUTIONS - Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Company contributions are made at the same time as the participant contributions in accordance with the Plan agreement.

   BENEFITS - Benefit claims are recorded by the trustee when they have been approved for payment and paid by the Plan.

   USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CONTRACT WITH MUTUAL BENEFIT LIFE INSURANCE COMPANY

   The Plan invested in a GIC issued by Mutual Benefit. In July 1991, Mutual Benefit was placed into conservatorship, and participants in the Plan were prohibited from withdrawing or transferring their interest in the GIC.

   In January 1994, a New Jersey State judge approved a rehabilitation plan for Mutual Benefit. The rehabilitation plan guarantees full payment of principal and accrued interest on the GIC on January 1, 2000. The rehabilitation plan was guaranteed by the State of Illinois Guaranty Association. The rehabilitation plan provided for interest at the original contract rate (8.25%) through December 31, 1991. The interest rates for subsequent years were determined annually based on Mutual Benefit's experience, subject to a minimum average annual rate of 3.5% from July 16, 1991, to the end of the rehabilitation period. Participants were initially not allowed to withdraw or transfer their interest in the GIC except upon death, disability, or retirement, or in the case of certain hardship withdrawals. However, in 1995, the rehabilitation plan offered an option whereby participants could withdraw 100% of their balance and be charged a moratorium charge (27.1% for 1995, 21.7% for 1996, 16.3% for 1997, 10.9% for
   1998, and 5.4% for 1999) if they initially opted into the plan.

   The Plan elected to "partially opt out" of the rehabilitation plan.
   Under this option, each plan participant who had an interest in the Mutual Benefit GIC (the affected participants) could choose whether to "opt out" or remain in the rehabilitation plan. Affected participants who "opted out" of the rehabilitation plan received 55% of their share of the contract value on July 16, 1991, plus accrued interest from July 16, 1991 to April 29, 1994 (the closing date of the rehabilitation plan). Most of the affected participants chose to "opt in" to the rehabilitation plan.

   Those affected participants who chose to "opt out" of the rehabilitation plan had an aggregate contract value of $480,579 at July 16, 1991, and received $154,319 plus accrued interest to April 29, 1994. In July 1994, the Plan received $169,468 for the participants opting out of the plan. In 1995, 1996, 1997 and 1998 respectively, the Plan was credited with $256,367, $267,282, $233,686 and $179,046 of interest from Mutual Benefit.

4. VALUATION OF INVESTMENT CONTRACTS

   Effective January 1, 1995, the Plan adopted the provisions of Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans."

   The Plan had an investment option in which participants could have elected to invest in an account that invested in guaranteed investment contracts. Plan assets invested in these accounts were recorded at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because they were fully benefit responsive. The average yield and crediting interest rate was approximately 5.90% at December 31, 1997. Generally, the fair value of Plan assets invested approximates contract value which was approximately $6,512,255 at December 31, 1997.

5. INVESTMENTS EXCEEDING 5% OF NET ASSETS

   The following investments represent five percent or more of the Plan's net assets available for benefits as of December 31, 1998:

                                                                 CURRENT
                                                  COST            VALUE
     Fidelity Contrafund                    $  24,933,921    $  27,170,983
     Neuberger & Berman Genesis Trust          14,796,389       14,095,193
     The George Putnam Fund of Boston          17,423,998       16,916,390
     The Putnam Fund for Growth and Income     45,575,213       44,784,410
     Stable Value Fund                         49,454,129       49,454,129
     Putnam S&P 500 Index Fund                 12,567,184       14,207,197
                                            -------------    -------------
                                            $ 164,750,834    $ 166,628,302
                                            =============    =============

6. CHANGE IN TRUSTEES

   Effective June 17, 1998, the Company transferred trustee responsibilities from Connecticut General Life Insurance Company ("CIGNA") to Putnam Investments.

7. PLAN AMENDMENTS

   The Company amended and restated the Plan to permit the merger of the aforementioned plans (Note 1) into the Plan. The amendment provided for a) a change in eligibility from 21 to 18 years for all employees and b) Company contributions to be made based on the relative percentages that were previously available to the participants of the merged plans.

8. TAX STATUS

   The Plan obtained its latest determination letter dated September 6, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9. RELATED PARTY TRANSACTIONS

   Certain Plan investments are in funds managed by Putnam Investments, the Plan trustee. In addition, the Plan invests in the Company's common stock, as well as participant loans. These transactions qualify as party-in-interest transactions.

10.PLAN TERMINATION

   Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will receive a distribution in accordance with the terms and conditions of the Plan agreement.

11.RECENT EVENTS

   On April 21, 1999, the Company announced that it would restructure its manufacturing platform to eliminate redundant and less efficient capacity resulting from its ongoing acquisition strategy and capital investment program. The restructuring will include: the consolidation of equipment and revenue streams to more efficient facilities, the writedown of assets which are not aligned with its strategic growth objectives, the elimination of certain administrative positions, and the closure of certain facilities. As a result of this restructuring, the Company will recognize a second quarter pre-tax restructuring charge of approximately $125,000,000 to $175,000,000, the majority of which will be non-cash, related primarily to the writedown of assets and facility closures. Any financial impact to the Plan has not yet been determined.


WORLD COLOR PRESS, INC. 401(K) PLAN
                                                                   SCHEDULE - I
ITEM 27 (a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                CURRENT
                                              COST               VALUE
INVESTMENTS:
 Fidelity Contrafund                     $  24,933,921      $  27,170,983
 Neuberger & Berman Genesis Trust           14,796,389         14,095,193
 Cash Transaction Account                          568                568
 The George Putnam Fund of Boston           17,423,998         16,916,390
 The Putnam Fund for Growth and Income      45,575,213         44,784,410
 Putnam Income Fund                          3,260,554          3,185,938
 Stable Value Fund                          49,454,129         49,454,129
 Mutual Benefit GIC Fund                     5,377,718          5,377,718
 Putnam S&P 500 Index Fund                  12,567,184         14,207,197
 Putnam International Growth Fund            4,500,062          4,397,239
 World Color Press, Inc. Stock Fund            827,554            874,415
 Participant Loans                           8,803,071          8,803,071
                                         -------------      -------------

TOTAL INVESTMENTS                        $ 187,520,361      $ 189,267,251
                                         =============      =============

                                    -10-


WORLD COLOR PRESS, INC. 401(K) PLAN                               SCHEDULE - II

ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                             PURCHASE          SELLING
        DESCRIPTION OF ASSETS                 PRICE             PRICE

SINGLE TRANSACTIONS
Fidelity Contrafund                       $ 21,027,153      $         -
Fidelity Contrafund                          1,971,230                -
Neuberger & Berman Genesis Trust            14,636,492                -
The George Putnam Fund of Boston            16,859,408                -
The George Putnam Fund of Boston             1,202,828                -
The Putnam Fund for Growth and Income       43,581,740                -
The Putnam Fund for Growth and Income        3,318,804                -
Putnam Income Fund                           2,812,530                -
Stable Value Fund                           47,449,885                -
Mutual Benefit GIC Fund                      5,334,080                -
Putnam S&P 500 Index Fund                   10,811,414                -
Putnam International Growth Fund             4,268,796                -

SERIES OF TRANSACTIONS

Fidelity Contrafund                          6,761,242                -
Fidelity Contrafund                                -            2,884,386
Neuberger & Berman Genesis Trust             2,775,266                -
Neuberger & Berman Genesis Trust                   -            2,327,831
The George Putnam Fund of Boston             3,048,736                -
The George Putnam Fund of Boston                   -            2,418,557
The Putnam Fund for Growth and Income        8,374,431                -
The Putnam Fund for Growth and Income              -            6,052,561
Putnam Income Fund                           1,163,552                -
Putnam Income Fund                                 -              698,017
Stable Value Fund                            9,723,647                -
Stable Value Fund                                  -            7,719,471
Putnam S&P 500 Index Fund                    3,822,025                -
Putnam S&P 500 Index Fund                          -            2,045,022
Putnam International Growth Fund             1,118,347                -
Putnam International Growth Fund                   -              812,736
World Color Press, Inc. Stock Fund             989,672                -
CIGNA Guaranteed Long-term Fund              1,494,322                -
CIGNA Guaranteed Long-term Fund                    -            8,181,802
Fidelity Puritan Fund                              -            1,411,431
Fidelity Growth & Income Portfolio Fund      1,010,687                -
Fidelity Growth & Income Portfolio Fund            -            4,782,100
Fidelity Advisor Growth Opportunities Fund         -            2,851,011
Twentieth Century Ultra Investors Fund         981,255                -
Twentieth Century Ultra Investors Fund             -            3,484,416




                                             COST OF           NET GAIN
        DESCRIPTION OF ASSETS                ASSETS             (LOSS)

SINGLE TRANSACTIONS
Fidelity Contrafund                       $ 21,027,153      $         -
Fidelity Contrafund                          1,971,230                -
Neuberger & Berman Genesis Trust            14,636,492                -
The George Putnam Fund of Boston            16,859,408                -
The George Putnam Fund of Boston             1,202,828                -
The Putnam Fund for Growth and Income       43,581,740                -
The Putnam Fund for Growth and Income        3,318,804                -
Putnam Income Fund                           2,812,530                -
Stable Value Fund                           47,449,885                -
Mutual Benefit GIC Fund                      5,334,080                -
Putnam S&P 500 Index Fund                   10,811,414                -
Putnam International Growth Fund             4,268,796                -

SERIES OF TRANSACTIONS

Fidelity Contrafund                          6,761,242                -
Fidelity Contrafund                          2,783,708            100,679
Neuberger & Berman Genesis Trust             2,775,266                -
Neuberger & Berman Genesis Trust             2,613,608           (285,777)
The George Putnam Fund of Boston             3,048,736                -
The George Putnam Fund of Boston             2,484,146            (65,589)
The Putnam Fund for Growth and Income        8,374,431                -
The Putnam Fund for Growth and Income        6,221,275           (168,714)
Putnam Income Fund                           1,163,552                -
Putnam Income Fund                             714,881            (16,864)
Stable Value Fund                            9,723,647                -
Stable Value Fund                            7,094,867            624,603
Putnam S&P 500 Index Fund                    3,822,025                -
Putnam S&P 500 Index Fund                    2,066,255            (21,233)
Putnam International Growth Fund             1,118,347                -
Putnam International Growth Fund               887,081            (74,345)
World Color Press, Inc. Stock Fund             989,672                -
CIGNA Guaranteed Long-term Fund              1,494,322                -
CIGNA Guaranteed Long-term Fund              8,181,802                -
Fidelity Puritan Fund                        1,170,504            240,927
Fidelity Growth & Income Portfolio Fund      1,010,687                -
Fidelity Growth & Income Portfolio Fund      3,738,002          1,044,098
Fidelity Advisor Growth Opportunities Fund   2,300,741            550,270
Twentieth Century Ultra Investors Fund         981,255                -
Twentieth Century Ultra Investors Fund       2,898,103            586,313

                                    -11-

                            SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            WORLD COLOR PRESS, INC. 401 (K) PLAN



Date:  June 29, 1999                          By:/s/  SHARI DAVIDSON
                                              -------------------------
                                                      Shari Davidson
                                                      Plan Administrator



                                    -12-